Exhibit 99

General Electric Capital Corporation and consolidated affiliates
Financial Measures That Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to GE Capital Ending Net Investment (ENI), excluding cash and equivalents and GE Capital Segment Profit, Excluding the Impact of Garanti.

The reasons we use this non-GAAP financial measure and its reconciliation to its most directly comparable GAAP financial measure follow.

GE Capital Ending Net Investment (ENI), excluding cash and equivalents

	At
	March 31,	January 1,
(In billions)	2012	2009

GECC total assets	$573.4	$661.0
Less assets of discontinued operations	1.3	25.1
Less non-interest bearing liabilities	60.1	85.4
GE Capital ENI	512.0	550.5
Less cash and equivalents	76.2	37.7
GE Capital ENI, excluding cash and equivalents	$435.8	$512.8

GE uses ENI to measure the size of its GE Capital segment. GE believes that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. GE also believes that by excluding cash and equivalents, it provides a meaningful measure of assets requiring capital to fund its GE Capital segment as a substantial amount of this cash resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.

GE Capital Segment Profit Excluding the Impact of Garanti
	Three months ended March 31
(Dollars in millions)	2012	2011	V%

GE Capital segment profit	$1,792	$1,790	–%
Less: Garanti gain	–	317
Less: Garanti operations	–	64
GE Capital segment profit excluding the impact of Garanti	$1,792	$1,409	27%

During the first quarter of 2011, we recognized a gain on sale of a substantial portion of our Garanti Bank (Garanti) equity investment.  We have provided the GE Capital segment earnings excluding the impact of Garanti, as the volatility related to Garanti can obscure underlying trends.  We believe that this measure, considered along with the corresponding GAAP measure of GE Capital segment earnings provides management and investors with additional information that is useful in assessing period-to-period performance trends.